SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

iPCS, INC.
(Name of Subject Company (Issuer))
IRELAND ACQUISITION CORPORATION
a wholly-owned subsidiary of
SPRINT NEXTEL CORPORATION
(Name of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
44980Y305
(CUSIP Number of Class of Securities)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Telephone: (913) 794-1496
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Michael J. Egan
Adam M. Freiman
King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone: (404) 572-4600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$437,782,224	$24,428.25

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of up to 18,240,926 shares of common stock, $0.01 par value per share, of iPCS, Inc. (“Shares”), at a purchase price of $24.00 per share. Such number of Shares represents the fully diluted number of Shares and consists of: (i) 16,539,190 Shares issued and outstanding; and (ii) 1,701,736 Shares subject to options outstanding under iPCS, Inc.’s stock plans. The calculation of the filing fee is based on capitalization information provided by iPCS, Inc. as of October 23, 2009, with respect to (i) above, and as of October 18, 2009, with respect to (ii) above.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010 equals 0.0000558 multiplied by the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,428.25

Form or Registration No.: Schedule TO

Filing Party: Ireland Acquisition Corporation and Sprint Nextel Corporation

Date Filed: October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 11. Additional Information
SIGNATURES

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009, by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), and Sprint Nextel, as amended by Amendment No. 1 filed with the SEC by the Offeror and Sprint Nextel on November 13, 2009 (as so amended, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), for $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Sprint Nextel.
     The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 11. Additional Information.
     The information set forth in Items 5(b) and 11(a)(1) of the Schedule TO and in the section entitled “7. Certain Information Concerning the Company — Certain Projected Financial Data of the Company” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of each of Items 5(b) and 11(a)(1) of the Schedule TO and at the end of such section of the Offer to Purchase:
The information set forth in the table provides readers financial measures calculated using generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP (“Non-GAAP Financial Measures”). These Non-GAAP Financial Measures reflect conventions or standard measures of liquidity, profitability or performance commonly used by the investment community in the telecommunications industry for comparability purposes. These Non-GAAP Financial Measures are a supplement to GAAP financial measures and should not be considered as an alternative to, or more meaningful than, GAAP financial measures. The Non-GAAP Financial Measures included in the table are the following:
•	Adjusted EBITDA represents earnings before interest, taxes, and depreciation and amortization as adjusted for stock-based compensation expense, gain or loss on the disposal of property and equipment, and expenses associated with the Company’s litigation with Sprint Nextel and gain on settlements related to the Company’s litigation with Sprint Nextel. The Offeror and Sprint Nextel believe that Adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of the Company’s

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ongoing business operations, including its ability to fund discretionary spending such as capital expenditures and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and intangible assets. Adjusted EBITDA, which excludes extraordinary items, is commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

•	Free Cash Flow represents the net cash flows provided by operating activities less the net cash flows used in investing activities during the relevant period. The Offeror and Sprint Nextel believe that Free Cash Flow provides useful information to investors, analysts and the respective management of the Offeror and Sprint Nextel about the cash generated by core operations after interest and the ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.
Set forth below are reconciliations of Adjusted EBITDA and Free Cash Flow to the most comparable GAAP financial measures based on the projected financial data provided by the Company to Sprint Nextel (totals may not add due to rounding):

	Fiscal Year Ending
	December 31,
	2009	2010	2011
	(In millions)
Net income	$8	$22	$47
Net interest expense	31	28	20
Provision for income tax	1	1	1
Depreciation and amortization	51	57	63
Stock-based compensation expense	5	5	5
Loss on disposal of property and equipment, net	1	—	—
Sprint Nextel litigation expense and gain on settlements related to Sprint Nextel litigation	14	12	5

Adjusted EBITDA	$110	$125	$141

	Fiscal Year Ending
	December 31,
	2009	2010	2011
	(In millions)
Net cash flows provided by operating activities	$72	$77	$114
Net cash flows used in investing activities	(37)	(50)	(45)

Free Cash Flow	$35	$26	$69

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPRINT NEXTEL CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel and Corporate Secretary

IRELAND ACQUISITION CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Date: November 17, 2009

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